Filed Pursuant to Rule 433

Registration No. 333-172513

December 2, 2013

PRICING TERM SHEET

4.375% Notes due 2033
Issuer:	Johnson & Johnson
Security:	4.375% Senior Unsecured Notes due 2033
Size:	$650,000,000
Maturity Date:	December 5, 2033
Coupon:	4.375%
Interest Payment Dates:	Paid semi-annually on June 5 and December 5, commencing June 5, 2014
Price to Public:	99.433%
Underwriting Discount:	0.875%
Benchmark Treasury:	3.625% due August 15, 2043
Benchmark Treasury Price and Yield:	95-23, 3.868%
Spread to Benchmark Treasury:	55 bps
Yield:	4.418%
Make-whole Call:	Make-whole call at Treasury +10 bps prior to June 5, 2033 (six months prior to the maturity date)
Par Call:	At any time on or after June 5, 2033 (six months prior to the maturity date), the notes may be redeemed, in whole or in part, at Johnson & Johnson’s option, at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus accrued and unpaid interest to the date of redemption
Trade Date:	December 2, 2013
Expected Settlement Date:	December 5, 2013
CUSIP / ISIN:	478160BJ2 / US478160BJ28
Expected Ratings:*	Aaa (stable) (Moody’s) AAA (stable) (S&P)
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.
Co-Managers:	RBC Capital Markets, LLC Santander Investment Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.